

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Corporation
14 Philips Parkway
Montvale, NJ 07645

>   **Re: Ridgewood Energy A-1 Fund, LLC**
>   **Preliminary Revised Proxy Statement on Schedule 14A**
>   **Filed March 1, 2011**
>   **File No. 0-53895**

Dear Swanson:

We have completed our review of your filing and have no further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director

cc: <u>Via Facsimile</u>
       Daniel V. Gulino
       (201) 447-0474